                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)



                    Sunrise International Leasing Corporation
                    -----------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   86769K-10-5
                                   -----------
                                 (CUSIP Number)



                                  Peter J. King
                       c/o The King Management Corporation
                        5500 Wayzata Boulevard, Suite 750
                          Minneapolis, Minnesota 55416
                                 (612) 593-0051
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





                                  June 28, 2000
                                 --------------
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

         Peter J. King
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [   ]
         (b)   [ X ]
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable.

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                    5,071,132

NUMBER OF                     --------------------------------------------------
SHARES BENEFICIALLY           8)   SHARED VOTING POWER
OWNED BY EACH                  -0-
REPORTING PERSON
WITH                          --------------------------------------------------
                              9)   SOLE DISPOSITIVE POWER
                                    5,071,132

                              --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                               -0-

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,071,132

--------------------------------------------------------------------------------
12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ X ] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          62.0%

--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
1)        NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

          The King Management Corporation
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [   ]
          (b)  [ X ]
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS
          WC

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                     4,154,626

NUMBER OF                     --------------------------------------------------
SHARES BENEFICIALLY           8)   SHARED VOTING POWER
OWNED BY EACH                  -0-
REPORTING PERSON
WITH                          --------------------------------------------------
                              9)   SOLE DISPOSITIVE POWER
                                     4,154,626

                              --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                               -0-

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,154,626

--------------------------------------------------------------------------------
12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ X ] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          57.2%

--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
1)        NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

          Stephen D. Higgins
--------------------------------------------------------------------------------
2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [   ]
          (b)  [ X ]
--------------------------------------------------------------------------------
3)        SEC USE ONLY


--------------------------------------------------------------------------------
4)        SOURCE OF FUNDS
          Not applicable.

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                     5,029

                              --------------------------------------------------
NUMBER OF                     8)   SHARED VOTING POWER
SHARES BENEFICIALLY            -0-
OWNED BY EACH
REPORTING PERSON              --------------------------------------------------
WITH                          9)   SOLE DISPOSITIVE POWER
                                     5,029

                              --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                               -0-

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,029

--------------------------------------------------------------------------------
12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ X ] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than one percent

--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D hereby amends and supplements a
Schedule 13D dated March 2, 1999 (the "Original Statement"), as amended by Amendment No. 1 dated September 8, 1999 ("Amendment No. 1") and Amendment No. 2 dated January 31, 2000 ("Amendment No. 2), filed by and on behalf of Peter J. King, The King Management Corporation ("King Management") and Stephen D. Higgins, individually and as trustee under each of the William B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King (the "WBK Trust") and Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"), with respect to the common stock, par value $.01 per share (the "Sunrise Common Stock") of Sunrise International Leasing Corporation, a Delaware corporation ("Sunrise"). Mr. King, King Management and Mr. Higgins are sometimes collectively referred to herein as the "Reporting Persons."

         Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1 and Amendment No. 2. All terms used, but not defined, in this Amendment No. 3 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented in the following manner:

         On January 31, 2000, King Management entered into an agreement and plan of merger (the "Merger Agreement") with Sunrise pursuant to which, on the terms and subject to the conditions set forth therein, Sunrise would be merged with and into King Management (the "Merger"), with King Management being the surviving corporation. In connection with the transactions contemplated by the Merger Agreement, the Reporting Persons and all of the stockholders of King Management entered into an Agreement to Facilitate Merger pursuant to which they agreed, among other things, to reorganize their common stock ownership of Sunrise and King Management in order to (i) create a new holding company (the "Parent") to hold all of the outstanding common stock of King Management, and
(ii) in the case of all of the stockholders of King Management who held shares of Sunrise (other than King Management), eliminate their Sunrise Common Stock ownership and options to acquire shares of Sunrise Common Stock (the "Reorganization"). In addition, they agreed that between the date of the Merger Agreement and the effective time of the Merger (the "Reorganization Period"), the Reporting Persons would perform, or take all actions necessary to ensure the performance of, the following actions in order to consummate the Reorganization:

         - The Reporting Persons would form Parent as a new Minnesota corporation.

         - Following the completion of the formation of Parent, the Reporting Persons (other than King Management) and other shareholders of King Management will contribute all of their outstanding shares of common stock of King Management (the "KM Common Stock") owned by such shareholders to Parent in exchange for an equal number of shares of Parent common stock. As a result of this exchange, all of the outstanding shares of common stock of King Management would be owned one hundred percent (100%) by Parent, such that King Management would become a wholly-owned subsidiary of Parent.

         - Simultaneously with the completion of the formation of Parent, the Reporting Persons (other than King Management) would contribute all of their outstanding shares of Sunrise Common Stock owned by such Reporting Persons to Parent in exchange for shares of Parent common stock. The number of shares of Parent common stock issued to the Reporting Persons in exchange for their respective contributions of shares of Sunrise Common Stock would be based on the relative values of the shares of Sunrise Common Stock and Parent common stock at that time, as determined in good faith by the Board of Directors of Parent. Thereafter, Parent would contribute all of the shares of Sunrise Common Stock received from the Reporting Persons to King Management in exchange for a number of shares of KM Common Stock.

         - Any outstanding vested options to purchase shares of Sunrise Common Stock granted under Sunrise's 1991 Stock Option Plan (the "Option Plan") and were held by any of the Reporting Persons at the Effective Time of the Merger would be cancelled upon the effective time of the Merger as provided in the Merger Agreement, and the Reporting Persons (and any other holder of such vested options) would be entitled to receive, in cancellation and settlement thereof, a cash payment (less any applicable withholding taxes) in the aggregate amount equal to the product of (i) the number of shares of Sunrise Common Stock into which such option would have been exercisable at the effective time of the Merger if such option had not been cancelled and (ii) the excess, if any, of the Merger Consideration over the exercise price per share for the shares of Sunrise Common Stock subject to such option as expressly stated in the applicable stock option agreement or other agreement.

         - Any outstanding vested options to purchase shares of Sunrise Common Stock that were not granted under the Option Plan (the "Non-Plan Options") and were held by any of the Reporting Persons at the effective time of the Merger would be cancelled upon the effective time of the Merger as provided in the Merger Agreement, and the Reporting Persons would be entitled to receive, in cancellation and settlement thereof, options to purchase shares of Parent common stock (the "Parent Options") under the same terms and conditions as the Non-Plan Options. The number of shares of Parent common stock and the exercise price per share for each Parent Option will be determined based on the relative values of the shares of Sunrise Common Stock and Parent Common Stock at the effective time of the Merger, as determined in good faith by the Board of Directors of Parent.

         - The Reporting Persons would irrevocably appoint Mr. King, during the Reorganization Period, as proxy for and on behalf of the Reporting Persons to perform the actions contemplated by the Agreement to Facilitate.

         By June 28, 2000, the Reporting Persons and other parties to the Agreement to Facilitate Merger completed the transactions contemplated by the Reorganization.

         The Merger Agreement was approved by Sunrise's stockholders at a meeting held on June 28, 2000. The Merger became effective on June 28, 2000 after the filing of the Articles of Merger with the Secretary of State of the State of Minnesota and the Certificate of Merger with the Secretary of State of the State of Delaware. As a result of the Merger, each outstanding share of Sunrise Common Stock was converted, without any action on the part of the stockholders, into the right to receive $5.25 in cash per share. Each share of Sunrise Common Stock issued and outstanding immediately prior to the effective time of the Merger that was held in treasury of Sunrise or was then owned beneficially or of record by King Management or any direct or indirect subsidiary of King Management or Sunrise, was cancelled and retired without payment of any consideration therefor and without any conversion thereof. Any shares of Sunrise Common Stock issued and outstanding immediately prior to the effective time of the Merger that were held by a stockholder who did not vote in favor of the Merger and had properly exercised and perfected such holder's demand for appraisal rights in accordance with Section 262 of the Delaware General Corporation Law and as of the effective time of the Merger had neither effectively withdrawn nor lost such holder's right to such appraisal were not converted into the right to receive $5.25 in cash per share, but became entitled to the right to receive such consideration as may be determined to be due to the holder of such dissenting shares pursuant to the Delaware General Corporation Law.

         The transaction was financed by proceeds from a term loan of $15.0 million. On June 28, 2000, Parent (renamed "The King Management Corporation" after the Merger) and LaSalle Bank N.A. entered into a credit agreement (the "Credit Agreement") pursuant to which LaSalle Bank agreed to provide Parent a term loan of $15 million, the proceeds of which were contributed to King Management (renamed "Sunrise International Leasing Corporation" after the Merger) by Parent. The term loan has a term of three years, bearing interest at a variable rate equal to LaSalle Bank's prime rate, and calls for monthly payments of interest and principal equal to the greater of 100% of monthly lease payments received pursuant to all leases on equipment and all proceeds of sale of equipment at the end of the lease term or $416,667. The loan is secured by a pool of specific leases and related equipment.

         Parent also received a loan of subordinated debt from Vanguard Investments, LLC, a Minnesota limited liability company, in the amount of $5.3 million, which in turn was loaned by Parent to King Management as subordinated debt, in each case to satisfy certain funding and capitalization requirements of the lenders to each of them (collectively, the "Subordinated Notes").

         The foregoing summaries of the Merger Agreement, the Agreement to Facilitate Merger, the Credit Agreement and the Subordinated Notes are qualified in their entirety by reference to a copy of (i) the Merger Agreement incorporated by reference as Exhibit 1 to the Amendment No. 2 to Schedule 13D and incorporated herein in its entirety by reference, (ii) the Agreement to Facilitate Merger incorporated by reference as Exhibit 2 to the Amendment No. 2 to Schedule 13D and incorporated herein in its entirety by reference, (iii) the Credit Agreement filed herewith as Exhibit 1 to this Amendment No. 3 to Schedule 13D and incorporated herein in its entirety by reference, and (iv) the form of Subordinated Note filed herewith as Exhibit 2 to this Amendment No. 3 to
Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented in the following manner:

         As described in more detail under "Item 3. Source and Amount of Funds or Other Consideration" above, the Reorganization was completed by June 28, 2000 and the Merger became effective on June 28, 2000.

         At the effective time of the Merger, the articles of incorporation of King Management, as in effect immediately prior to the effective time of the Merger, became the articles of incorporation of King Management, as the surviving corporation. The directors and officers of King Management immediately prior to the effective time of the Merger became the directors and officers of King Management, as the surviving corporation.

         Sunrise intends to file a Form 15 terminating the registration of the Sunrise Common Stock under the Securities Exchange Act of 1934, as amended, and delist the Sunrise Common Stock from the Nasdaq National Market effective as of the end of the day on June 28, 2000.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is supplemented in the following manner:

     (a) After the Reorganization and immediately prior to the Merger, each of the Reporting Persons beneficially owned the following amounts of Sunrise Common Stock (the percentages shown are based upon 7,267,253 shares outstanding, as set forth in the definitive proxy statement filed by Sunrise in connection with the Merger):

         1. Peter J. King beneficially owned 5,071,132 shares (62.0% of the Sunrise Common Stock). Mr. King has sole voting and dispositive power with respect to all of these shares. Included within the 5,071,132 shares of Sunrise Common Stock of which Mr. King has sole voting power are: (a) 4,154,626 shares of Sunrise Common Stock held by King Management; and (b) an aggregate of 916,506 shares of Sunrise Common Stock issuable pursuant to outstanding options held by Mr. King that are fully exercisable.

         Pursuant to the terms of the Merger Agreement, the shares held by King Management were cancelled and retired without payment of any consideration therefor and without any conversion thereof. The shares of Sunrise Common Stock formerly held by Mr. King, individually, were transferred to Parent and then to King Management in connection with the Reorganization. The options held by Mr. King that were granted under Sunrise's 1991 Stock Option Plan converted in connection with the Merger into the right to receive a cash payment (less any applicable withholding taxes) in an amount equal to the product of the number of shares of Sunrise Common Stock into which such options would have been exercisable at the effective time of the Merger if such option had not been cancelled and the excess if any of the merger consideration ($5.25) over the exercise price per share for the shares of Sunrise Common Stock subject to such option. The options held by Mr. King that were not granted under Sunrise's 1991 Stock Option Plan were terminated and cancelled in connection with the Merger. Mr. King received, however, substantially equivalent options to purchase shares of common stock of Parent in connection with the Reorganization.

         2. Stephen D. Higgins beneficially owned 5,039 shares (Less than one percent of Sunrise Common Stock). Mr. Higgins has sole voting and dispositive power with respect to all of these shares. These shares converted into the right to receive $5.25 per shares in connection with the Merger.

         Mr. Higgins is the co-trustee of each of the RSK Trust and the WBK Trust, which prior to the Reorganization collectively owned 2,884,150 shares of Sunrise Common Stock (43.5% of the Sunrise Common Stock). These shares were transferred to Parent and then to King Management in connection with the Reorganization.

         3. King Management beneficially owned 4,154,626 shares of Sunrise Common Stock (57.2% of the Sunrise Common Stock). King Management had sole voting and dispositive power over these shares. Pursuant to the terms of the Merger Agreement, the shares held by King Management were cancelled and retired without payment of any consideration therefor and without any conversion thereof.

         4. The Reporting Persons beneficially owned an aggregate of 5,076,171 shares of Sunrise Common Stock (62.0% of the Sunrise Common Stock). Mr. King, King Management, the WBK Trust and the RSK Trust beneficially owned an aggregate of 5,071,132 shares of Sunrise Common Stock (62.0% of the Sunrise Common Stock).

     (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

     (c) Other than the transactions described above in connection with the Reorganization and the Merger, none of the Reporting Persons has effected any transactions in the Sunrise Common Stock of Sunrise during the past 60 days or since the filing of Amendment No. 2.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is supplemented in the following manner:

         As described under "Item 3. Source and Amount of Funds or Other Consideration" and "Item 4. Purpose of Transaction," on June 28, 2000, Sunrise merged with and into King Management, with King Management being the surviving corporation. Prior to the Merger, the Reporting Persons and the shareholders of King Management completed the Reorganization.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is supplemented in the following manner:

         Exhibit 1 Credit Agreement dated as of June 28, 2000 between The King Management Corporation and LaSalle Bank N.A. (filed herewith).

         Exhibit 2 Form of Subordinated Note dated as of June 28, 2000 (filed herewith).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 28, 2000                               /s/ Peter J. King
                                            ------------------------------------
                                            Peter J. King


                                            THE KING MANAGEMENT CORPORATION



                                            By:   /s/ Peter J. King
                                               ---------------------------
                                                  Peter J. King
                                                  Chief Executive Officer



                                            /s/ Stephen D. Higgins
                                            ------------------------------------
                                            Stephen D. Higgins

                                 EXHIBIT INDEX

Exhibit No.                       Description                                  Method of Filing
-----------                       -----------                                  ----------------
    1         Credit Agreement dated as of June 28, 2000 between The King       Filed herewith
              Management Corporation and LaSalle Bank N.A.

    2         Form of Subordinated Note dated as of June 28, 2000               Filed herewith